BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	321,237
Accounts receivable		58,289
Prepaid expenses - related party		733,185
TOTAL ASSETS	$	1,112,711

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	45,039
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' EQUITY		1,067,672
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,112,711

The accompanying notes are an integral part of these financial statements.